EXHIBIT 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – DUKE ENERGY CAROLINAS

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$1,295	$1,080	$1,065	$1,014	$890
Fixed charges	464	412	402	329	502
Distributed income of equity investees	—	—	—	—	215
Deduct:
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	7
Interest capitalized(a)	83	65	46	22	18

Total earnings (as defined for the Fixed Charges calculation)	$1,676	$1,427	$1,421	$1,321	$1,582

Fixed charges:
Interest on debt, including capitalized portions(a)	$446	$395	$376	$314	$481
Estimate of interest within rental expense	18	17	26	15	14
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	7

Total fixed charges	$464	$412	$402	$329	$502

Ratio of earnings to fixed charges	3.6	3.5	3.5	4.0	3.2

(a)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.